Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
DIRECT DIAL
212-735-2262
EMAIL ADDRESS
Rose.Park@SKADDEN.COM
February 1, 2011
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Global Gold, Natural Resources & Income Trust (File Nos. 333-170691; 811-21698)
Dear Ms. Hatch:
          The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) has authorized us to make the following responses to the comments in your letter dated December 8, 2010 to its Registration Statement on Form N-2 (the “Registration Statement”). Your comments are set forth below in bold font and our response follows each respective comment.
Response Letter
PROSPECTUS
Prospectus Summary
1.	Under the heading, “Dividends and Distributions,” the disclosure states, “A significant portion of the fund’s distributions on its common shares for recent periods have included, or have been estimated to include, a return of capital.” Please bold such statement to make it more prominent. In addition, please inform the staff whether the Fund intends to report a distribution yield. If the fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing yields should be accompanied by the total return and/or SEC yield.

The disclosure has been bolded to be made more prominent.

The Fund does not intend to report a distribution yield.

2.	Under the heading, “Risk Factors and Special Considerations,” there is disclosure concerning “Special Risks of Derivative Transactions.” Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govidivisionstinvestment/guidance/ici073010.pdf).
          We respectfully point to the discussion of the risks associated with the types of derivatives used by the Fund in the Statement of Additional Information under the heading “Investment Objectives and Policies — Derivative Instruments.” We believe such discussion accurately describes the Fund’s use of derivatives and their risks.
          Accordingly, the disclosure under the heading, “Risk Factors and Special Considerations” concerning “Special Risks of Derivative Transactions” has been revised as follows:
For a further description of the risks associated with the Fund’s derivative transactions, see “Investment Objectives and Policies — Derivative Instruments” in the SAI.
Summary of Fund Expenses
3.	Please add the following lines, and estimated amounts, at the end of the annual expenses table: (1) Dividends on preferred shares, and (2) Total annual fund operating expenses and dividends on preferred shares. In addition, please confirm to the staff whether or not the Fund may issue additional preferred shares. If so, please add the estimated amount of the dividends on the additional preferred shares to the line items mentioned above and also include the estimated amounts of costs to the fee table (such as offering costs).

The annual expenses table has been revised accordingly.

The Fund does not currently expect to issue additional preferred shares.

GENERAL
4.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Duly noted.

5.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
          The Fund has not submitted nor does the Fund expect to submit an exemptive application or no-action request in connection with its Registration Statement.
6.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
          The Fund has responded to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.
7.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Duly noted. A letter containing the above requested acknowledgments shall be filed at the time the Fund requests effectiveness.

          If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-2262 or Richard Prins at (212) 735-2790.
Sincerely,
/s/ Rose Park, Esq.

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